UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005 and 2004

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker Puerto Rico 1165(e) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.
112 West 34th Street
New York, NY 10120

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Foot Locker Puerto Rico 1165(e) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker Puerto Rico 1165(e) Plan (the “Plan”) as of December 31, 2005, and 2004, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance  about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 29, 2006

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005			2004

	Participant- Directed	Non-participant- Directed		Participant- Directed	Non-participant- Directed

	Total Funds	Foot Locker Stock Fund	Total	Total Funds	Foot Locker Stock Fund	Total

Assets:
Investments, at fair value	$221,520	$9,993	$231,513	$47,229	$—	$47,229
Participant loans	619	—	619	—	—	—

	222,139	9,993	232,132	47,229	—	47,229
Receivable:
Employer contribution	—	36,509	36,509	—	11,522	11,522

Assets available for benefits	$222,139	$46,502	$268,641	$47,229	$11,522	$58,751

See accompanying notes to financial statements.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005 and 2004

	2005			2004

	Participant- Directed	Nonparticipant- Directed		Participant- Directed	Nonparticipant- Directed

	Total Funds	Foot Locker Stock Fund	Total	Total Funds	Foot Locker Stock Fund	Total

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$5,289	$(1,215)	$4,074	$274	$—	$274
Dividends	1,422	61	1,483	567	—	567
Interest	22	—	22	—	—	—

Total investment income (loss)	6,733	(1,154)	5,579	841	—	841

Contributions:
Participant	173,634	—	173,634	46,388	—	46,388
Employer	—	36,509	36,509	—	11,522	11,522

Total contributions	173,634	36,509	210,143	46,388	11,522	57,910

Total additions	180,367	35,355	215,722	47,229	11,522	58,751

Deductions from net assets attributed to:
Benefits paid to participants	5,386	15	5,401	—	—	—
Loan administration and administrative fees	71	360	431	—	—	—

Total deductions	5,457	375	5,832	—	—	—

Net increase	174,910	34,980	209,890	47,229	11,522	58,751
Net assets available for benefits:
Beginning of year	47,229	11,522	58,751	—	—	—

End of year	$222,139	$46,502	$268,641	$47,229	$11,522	$58,751

See accompanying notes to financial statements.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
December 31, 2005 and 2004

(1)	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. In September 2004, the Foot Locker Puerto Rico 1165(e) Plan (the “Plan”) was established with an effective date of January 1, 2004.

The Board of Directors of Foot Locker, Inc. (the “Parent Company”) and the Parent Company’s Retirement Plan Committee appointed Oriental Trust as the trustee for the Plan. MG Trust Company serves as the trading agent. BISYS Retirement Services serves as the recordkeeper and Frontier Trust Company serves as cashiering agent and custodian. Foot Locker Inc. is the parent company of Foot Locker Retail, Inc. (the “Company”), which is the employer of the Plan.

Caribbean Pension Consultants provides administrative services to the Plan related to translating documents, distributing information to employees, processing loans, performing employer match calculations and Plan testing, among other services.

	(a)	General

The Plan is a defined contribution plan covering generally all employees of the Company whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

	(b)	Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 2% of pre-tax annual compensation for participants who meet the eligibility requirements. The maximum allowable salary reduction contribution is 10% of pre-tax annual compensation, as defined in the Plan.  Participants may elect to change their contribution rate and salary reduction agreement as often as daily. Pre-tax contributions may be made up to the Puerto Rico Department of Treasury limit of $8,000 in 2005 and 2004, or 10% of the participant’s annual compensation, whichever is less. Participants may also roll over certain amounts representing distributions from other qualified retirement plans in Puerto Rico prior to becoming eligible to participate in the Plan, however, additional contributions cannot be made until the completion of one year of service. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Parent Company also contributes 25% of such participant’s pre-tax contributions to the Plan up to the first 4% of the participant’s compensation earned during the Plan year. The first employee contributions were withheld during September 2004, however, employees were allowed the option of contributing the maximum withholding of $8,000 or 10% of their annual compensation as the Plan was effective as of the beginning of 2004. Matching contributions, at the Parent Company’s option, are made either in shares of the Parent Company’s common stock (“Foot Locker Shares”) or in cash to be invested in Foot Locker Shares, to be held in the Foot Locker Stock Fund. Matching contributions for 2005 were made in June 2006, and for 2004 were made in April 2005, entirely in Foot Locker Shares and recorded at fair market value on the date of the Plan’s year-end. Additional contributions may be made at the discretion of the Parent Company and are subject to certain limitations. No additional contributions were made in 2005 or 2004.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
December 31, 2005 and 2004

(c)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions and allocations of the Parent Company’s matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participants’ salary deferrals or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Parent Company’s regular and discretionary matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested after five years of vesting service.

(e)	Investment Options

Participants may change their investment options daily. Each participant may direct his or her contributions to the following funds in 1% increments:

Oppenheimer Quest Opportunity Value Fund – Participant’s assets are invested in a mutual fund with a diversified portfolio of stocks, bonds and cash equivalents, although it focuses primarily on stocks. The fund’s design is similar to the Quest Balanced Fund. The fund is designed to seek growth of capital.

Oppenheimer Quest Balanced Fund – Participant’s assets are invested in a mutual fund that mainly invests in undervalued U.S. common stocks, preferred stocks and securities convertible into common stock issued by U.S. corporations, corporate and government bonds, notes and other debt securities for investment income, which can be below investment grade. The fund’s primary objective is to seek capital growth and investment income.

Oppenheimer Capital Appreciation Fund – Participant’s assets are invested in a mutual fund with a portfolio of common stocks of “growth” companies. “Growth” companies may be newer companies or established companies of any capitalization range, which may appreciate in value over the long-term. The fund is designed to seek capital appreciation.

John Hancock Small Cap Equity Fund - Participant’s assets are invested in a mutual fund which invests primarily in stocks of companies believed to be undervalued. The fund’s objective is to seek capital appreciation.

Oppenheimer Global Fund – Participant’s assets are invested in a mutual fund which invests primarily in common stocks of U.S. and foreign countries.  The fund may invest without limit in foreign securities, in any country, including countries with developed or emerging markets. The fund is currently investing in developed markets such as the United States, Western European countries and Japan, in mid-cap and large-cap companies. The fund is designed to seek capital appreciation.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
December 31, 2005 and 2004

Oppenheimer Cash Reserves A - Participant’s assets are invested in a money market fund which seeks the maximum current income that is consistent with stability of principal. The fund seeks to achieve this objective by investing in “money market” securities meeting specific credit quality standards.

Federated Max-Cap Index Fund - Participant’s assets are invested in a mutual fund which invests in a portfolio of large-cap stocks that correspond to the aggregate price and dividend performance of publicly traded common stocks comprising the S&P 500 Composite Stock Index.  The fund’s objective is to parallel the return of the S&P 500 Stock Index.

Calvert Income Fund – Participant’s assets are invested in a mutual fund which invests in bonds and other income-producing securities. The fund invests in selected investment-grade bonds, which produce high current income. The fund’s objective is to maximize long-term income combined with the preservation of capital.

Fidelity Advisor Dividend Growth Fund – Participant’s assets are invested in a mutual fund which is designed to provide access to companies whose stocks are recognized for their potential to increase or begin paying dividends, which represents a company’s financial strength and growth potential.  The fund is designed to invest in companies in the technology and finance areas with stable growth.

Fidelity Advisor Mid Cap Fund – Participant’s assets are invested in a mutual fund which invests in stocks of mid-cap corporations. The fund seeks to provide diversification and the potential for high returns.

Oppenheimer Champion Income Fund – Participant’s assets are invested in a mutual fund with a portfolio of high-yield, lower-rated fixed-income securities as a primary goal.  The fund secondarily seeks capital growth when consistent with its primary objective. Securities include lower-grade bonds and notes of corporate issuers, foreign corporate and government bonds and structured notes. The fund is designed to seek high current income and capital growth.

Foot Locker Stock Fund - Participant’s assets are invested in Foot Locker Shares.  Foot Locker Shares may be obtained by the Trustee directly from the Parent Company out of its authorized but unissued shares of common stock, out of its treasury shares, or on the open market.

(f)	Participant Loans

Participants may borrow from their fund accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is paid ratably through regular payroll deductions.  One participant loan totaling $619 was outstanding at December 31, 2005, bearing an interest rate of 6.00%.  There were no loans outstanding at December 31, 2004.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
December 31, 2005 and 2004

	(g)	Payment of Benefits

Participants are eligible for a distribution on termination of service, death, disability or retirement.  A participant will receive a lump-sum amount equal to the fair market value of the participant’s vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund and vested Parent Company matching contributions distributed either in shares or cash.

Participants are eligible for a distribution due to financial hardship under certain conditions. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred.

	(h)	Forfeitures

Forfeitures are allocated as of the last day of the Plan year. At December 31, 2005, forfeited non-vested accounts totaled $64, which may be used to pay future administrative expenses of the Plan.  At December 31, 2004, there were no forfeited non-vested accounts.

	(i)	Expenses of Administering the Plan

To the extent expenses of administering the Plan are not paid using forfeitures, the expenses are paid by the Company and therefore are not included in the accompanying financial statements.

(2)	Summary of Accounting Principles

	(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of  mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Foot Locker Shares are valued at quoted market price.  Participant loans are valued at their outstanding cost balances, which approximate fair value. Loan interest income is allocated to the investment fund from which the amount is borrowed.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
December 31, 2005 and 2004

(d) Payment of Benefits

Benefits are recorded when paid.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Parent Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts.

(4)	Tax Status

The Company has submitted a request to the Puerto Rico Department of Treasury for a letter of determination of status for the Plan. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code of 1994, as amended, and the trust established thereunder will be entitled to exemption from local income taxes.

(5)	Concentrations of Risks and Uncertainties

The Plan offers a number of investment options including the Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of a single issuer.

(6)	Investments

The following investments represent five percent or more of the Plan’s net assets at December 31:

	2005	2004

Oppenheimer Quest Balanced Fund – 11,182 shares	$199,713	$—
Oppenheimer Capital Preservation Fund – 4,094 shares	$—	40,978

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,074 in 2005 and by $274 in 2004.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
December 31, 2005 and 2004

(7)	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Parent Company. Certain Plan investments are shares of various mutual funds which are owned and managed by Oppenheimer Funds, who has been designated as the investment manager. The Plan invests in common stock of the Parent Company and has the ability to issue loans to participants, which will be secured by the balances in the participants’ accounts. The Foot Locker Stock Fund primarily consists of cash that is used to facilitate the Trustee in purchasing shares of the Parent Company’s common stock. These transactions qualify as party-in-interest transactions.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2005

	Description of investment	Units / Shares	Market value

*	Oppenheimer Quest Opportunity Value Fund	236	6,717
*	Oppenheimer Quest Balanced Fund	11,182	199,713
*	Oppenheimer Capital Appreciation Fund	95	4,087
	John Hancock Small Cap Equity Fund	75	1,574
*	Oppenheimer Global Fund	20	1,353
*	Oppenheimer Cash Reserve	1,502	1,502
	Federated Max-Cap Index Fund	88	2,164
	Calvert Income Fund	96	1,615
	Fidelity Advisor Dividend Growth Fund	82	999
	Fidelity Advisor Mid Cap Fund	17	408
*	Oppenheimer Champion Income Fund	147	1,375
*	Foot Locker Stock Fund	482	9,993
*	Cash Management Trust		13
	Participant loans (1)		619

			$232,132

*	Party-in-interest as defined by ERISA

(1)	1 loan was outstanding at December 31, 2005, bearing interest of 6.00%.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

	By:	/s/ Victor L.Merino

Oriental Trust
Trustee of the Plan

Date: June 29, 2006

FOOT LOCKER PUERTO RICO 1165(e) PLAN

INDEX OF EXHIBITS

Exhibit No. in Item 601 of Regulation S-K	Description

23	Consent of Independent Registered Public Accounting Firm